Exhibit (a)(13)

Aimmune Therapeutics, Inc.

800 Marina Blvd, Suite #300

Brisbane, California 94005

September 14, 2020

Dear Stockholder:

We are pleased to inform you that, on August 29, 2020, Aimmune Therapeutics, Inc. (“Aimmune”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Société des Produits Nestlé S.A. (“Parent”) and SPN MergerSub, Inc., a wholly owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced as of September 14, 2020, a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of our common stock, par value $0.0001 per share (the “Shares”) owned by Company stockholders other than Parent and its affiliates (the “Unaffiliated Stockholders”), at a price per Share of $34.50, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Aimmune, with Aimmune surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) owned by Parent, Purchaser or any wholly owned subsidiary of Parent or held in the treasury of the Company or (ii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price, in cash, without interest and subject to deduction for any withholding taxes required by applicable law.

The Board of Directors of Aimmune (the “Board”) by unanimous vote of its disinterested members, has: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Aimmune and the Unaffiliated Stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer.

Accompanying this letter is a copy of (i) Aimmune’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated September 14, 2020, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, Eastern time, on October 9, 2020, unless extended.

Sincerely,

/s/ Jayson Dallas,
Jayson Dallas, MD
President and Chief Executive Officer